

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 13, 2007

<u>**via U.S. mail and facsimile**</u>

Mr. Robert L. Belk
Executive Vice President and Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

       **RE: The Shaw Group Inc.
            Form 10-K for the Fiscal Year Ended August 31, 2006
            Filed October 31, 2006
            Form 10-Q for the Quarterly Period Ended November 30, 2006
            Filed January 16, 2007
            File No. 001-12227**

Dear Mr. Belk:

       We have reviewed your response letter dated March 23, 2007 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prior Comment 1</u>

1.   It appears that retrospective application of the accounting change is required by paragraph 7 of SFAS 154. We understand that this would cause a 13% and a 6% impact on reported revenues for the F&M segment in fiscal 2005 and fiscal 2006, respectively. We also understand that reported revenues for this segment would reflect a 40% increase over the prior year, versus the 50% increase currently presented. It also appears that there would be a material impact on the interim period data for this segment. Accordingly, it appears that the error is quantitatively material and a restatement is required. The

guidance in SAB 99 specifically addresses the relevance of segment data when assessing materiality. Further, the examples and fact patterns used in the SAB consistently describe situations where *quantitatively immaterial* errors may be considered to be material in light of certain factors. The SAB does not state that quantitatively material errors can be viewed as immaterial. Please amend the form 10-K and subsequent form 10-Q to correct the error. Corresponding revisions should be made in MD&A and in notes 22 and 26 to the annual financial statements.

Prior Comment 3

2.   Based on the CODM reports that you have provided to us, it appears that there are 3 businesses within your E&C segment that exceed the SFAS 131 10% test and appear to have disparate revenue growth rates and/or profit margins. Please provide for us your analysis of the economic characteristics that support aggregation of these businesses. In addition, please provide us with copies of the new, 2/28/07 CODM reports referenced in your response.

        Regarding our prior observation concerning variability in profitability among geographic areas, we noted your income (loss) before provision (benefit) for income taxes disclosure on page 96 and the revenue information disclosed on page 108. However, this may not be relevant to the issue if the CODM does not regularly receive geographic profitability information.

Prior Comment 4

3.   This issue is still under review and we may have further comment.

Prior Comment 5

4.   We assume that neither the Shareholders Agreement nor any other applicable contract or law requires that Toshiba give Shaw the ability to vote on the following items:
  • Compensation of Westinghouse management.
  • Hiring and/or termination of Westinghouse management.
  • Approving Westinghouse operating budgets.
  • Approving Westinghouse capital budgets.
Please advise us if our understanding is correct. These factors would appear inconsistent with the FIN 35 concept of "significant influence over operating policies".

Prior Comment 6

5.   Please identify for us the contractual provision that enables Shaw to require the redemption of their shares in the 2 holding companies. Specifically, if the put option agreements are between Toshiba and the holding companies, and if Toshiba has 77% of the voting stock in the holding companies, then it is not clear whether Toshiba has the

ability to prevent the holding companies from exercising the put option. Please also clarify for us how it was determined that the guidance in paragraph 12 of SFAS 133 was not relevant to the accounting for the put right. We may have further comment.

6.   Page 11 of the form 10-Q states that Shaw entered into a put option agreement. We assume that this refers to the contracts filed as exhibits 10.2 and 10.3 between NEH and Toshiba. Please advise whether our understanding is correct.

Prior Comment 7

7.   We understand that a lattice model was used to fair value the foreign currency embedded derivative and that a material loss on the asset was recognized despite an appreciation in the value of the Yen. There is a concern that readers may not understand the absence of an inverse relationship between the foreign currency impacts on Yen denominated assets and liabilities. Please revise MD&A to provide an expanded and informative disclosure about the specific factors that generated the substantial foreign currency losses on the Yen-denominated asset and the Yen-denominated debt. If the related gains and losses cannot be expected to directly correlate with changes in the USD to Yen exchange rate, then that fact should be disclosed. The disclosure should also explain to readers management's view regarding the economic and liquidity impact on the registrant of the recognized gains and losses. If the impact is not deemed material because of a hedging relationship between the Westinghouse investment/cash flows and the yen-denominated debt/cash flows, then that analysis should be clearly explained.

Prior Comment 9

8.   It appears that the errors contained in your condensed consolidating financial information are quantitatively material to both the parent and guarantor cash flow statements. As such, please amend your Form 10-K for the fiscal year ended August 31, 2006 and your Form 10-Q for the quarterly period ended November 30, 2006 accordingly. There is a concern that investors could be misled by a financial statement presentation reporting the issuer's ability to generate significant positive cash flows.

9.   We remind you that when you file your restated Form 10-K for the fiscal year ended August 31, 2006 and your restated Form 10-Q for the quarter ended November 30, 2006, you should appropriately address the following:
- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
- Item 9A. disclosures that include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's conclusions

    regarding the effectiveness of their disclosure controls and procedures,
    o   changes to internal controls over financial reporting, and
    o   anticipated changes to disclosure controls and procedures and/or
        internal controls over financial reporting to prevent future
        misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding
  your internal controls over financial reporting.
- updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief